March 15, 2007

VIA EDGAR AND FACSIMILE

The Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306
Attn:  Song Brandon

Re:	Cobalis Corp.
Form SB-2/A Registration Statement filed March 9, 2007
File No. 333-140790
Request for Acceleration

Dear Ms. Brandon:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cobalis Corp. hereby requests that the effectiveness of the above-captioned registration statement be accelerated so that it becomes effective on 3:00 pm E.D.T., on March 16, 2006, or as soon thereafter as practicable.

Very truly yours,

/s/ Gerald Yakatan
Gerald Yakatan Chief Executive Officer Cobalis Corp.

cc:  Reggie Norris
       Karin Carter